SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 11-K

_X_  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934
     For the year ended: December 31, 1997

___ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from ___________ to ___________.

     Commission file number:  033-63489


                     INTEL CORPORATION 401(k) SAVINGS PLAN
                            (Full title of the Plan)

                               INTEL CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)

                        2200 MISSION COLLEGE BOULEVARD
                     SANTA CLARA, CALIFORNIA, 95052-8119
                   (address of principal executive office)




                   INTEL CORPORATION 401(K) SAVINGS PLAN
                 Index to Financial Statements and Exhibit

                     Item
__________________________________________________________
Report of Ernst & Young LLP, Independent Auditors

Statement of Net Assets Available for Benefits With Fund Information at December 31, 1997 and 1996

Statement of Changes in Net Assets Available for Benefits
  With Fund Information for Year Ended December 31, 1997

Notes to Financial Statements

Signature

Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors

                          Financial Statements

                           Intel Corporation

                          401(k) Savings Plan

                      Year ended December 31, 1997
                  with Report of Independent Auditors

                 Intel Corporation 401(k) Savings Plan

                         Financial Statements

                     Year ended December 31, 1997




                               Contents

Report of Independent Auditors...............................................1


Audited Financial Statements

Statements of Net Assets Available for Benefits, With Fund Information.......2
Statement of Changes in Net Assets Available for Benefits,
  With Fund Information......................................................6
Notes to Financial Statements................................................8

                        Report of Independent Auditors


The Plan Administrative Committee
Intel Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Intel Corporation 401(k) Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Intel Corporation 401(k) Savings Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        ERNST & YOUNG LLP

San Jose, California
May 12, 1998

                    Intel Corporation 401(k) Savings Plan

     Statement of Net Assets Available for Benefits, With Fund Information

                             December 31, 1997

                               (In Thousands)


                                                       Participant-Directed Fund Information
                                 ----------------------------------------------------------------------------------
                                 Fidelity             Fidelity
                                  Insti-    Scudder   Capital             Vanguard     Fidelity
                                 tutional    Fixed       &      Fidelity   Insti-       Growth   Fidelity  Fidelity
                                   Cash     Income    Income     Puritan   tutional     Income   Magellan  Contra-
                                 Portfolio   Fund      Fund       Fund    Index Fund   Portfolio   Fund     fund
                                 ----------------------------------------------------------------------------------
ASSETS
Investments in Master
  Trust, at fair value:
    Cash and cash equivalents    $    14    $ 5,447   $     -   $     -   $     -      $     -   $     -   $     -
    Shares of registered
      investment companies        76,965          -    14,410    17,721    98,196       70,952    61,910    65,834
    Loan participations and
      corporate bonds, notes,
      and certificates                 -     25,903         -         -         -            -         -         -
    Guaranteed investment
      contracts                        -      4,535         -         -         -            -         -         -
    Equity securities                  -          -         -         -         -            -         -
    Participant loans
      receivable                       -          -         -         -         -            -         -         -
                                 ---------------------------------------------------------------------------------
                                  76,979     35,885    14,410    17,721    98,196       70,952    61,910    65,834

Employee receivables                   -          -         -         -         -            -         -         -
Interest and dividends
  receivable                           -        211         -         -         -            -         -         -
Receivable from broker for
  securities sold                      -          -         -         -         -            -         -         -
                                 ---------------------------------------------------------------------------------
Total assets                      76,979     36,096    14,410    17,721    98,196       70,952    61,910    65,834

LIABILITIES
Payable to brokers for
  securities purchased                 -          -         -         -         -            -         -         -
Accrued administrative fees            -          -         -         -         -            -         -         -
                                 ---------------------------------------------------------------------------------
Total liabilities                      -          -         -         -         -            -         -         -
Net assets available for
  benefits                       $76,979    $36,096   $14,410   $17,721   $98,196      $70,952   $61,910   $65,834
                                 =================================================================================




                           See accompanying notes

                    Intel Corporation 401(k) Savings Plan

               Statement of Net Assets Available for Benefits,
                      With Fund Information (continued)

                             December 31, 1997

                               (In Thousands)


                                               Participant-Directed Fund Information
                               -------------------------------------------------------------
                                                               American
                               Fidelity                          Funds
                                 Low-    Fidelity  Twentieth     Euro-
                                Price     Growth    Century     Pacific  Intel     Partici-
                                Stock     Company    Ultra      Growth   Stock        pant
                                 Fund      Fund       Fund       Fund     Fund       Loans    Other  Total
                               ------------------------------------------------------------------------------

ASSETS
Investments in Master
  Trust, at fair value:
    Cash and cash equivalents  $     -   $     -   $     -     $     -   $  3,574  $   76    $45     $  9,156
    Shares of registered
      investment companies      62,568    47,817    73,420      28,952          -       -      -      618,745
    Loan participations and
      corporate bonds, notes,
      and certificates               -         -         -           -          -       -      -       25,903
    Guaranteed investment
      contracts                      -         -         -           -          -       -      -        4,535
    Equity securities                -         -         -           -    292,782       -      -      292,782
    Participant loans
      receivable                     -         -         -           -          -   5,424      -        5,424
                               ------------------------------------------------------------------------------
                                62,568    47,817    73,420      28,952    296,356   5,500     45      956,545


Employee receivables                 -         -         -          -           -       -     32           32
Interest and dividends
  receivable                         -         -         -          -          13       -      4          228
Receivable from broker for
  securities sold                    -         -         -          -          24       -      -           24
                               ------------------------------------------------------------------------------
Total assets                    62,568    47,817    73,420     28,952     296,393   5,500     81      956,829


LIABILITIES
Payable to brokers for
  securities purchased               -         -         -          -       2,172       -      -        2,172
Accrued administrative fees          -         -         -          -           -       -     52           52
                               ------------------------------------------------------------------------------
Total liabilities                    -         -         -          -       2,172       -     52        2,224
Net assets available for
  benefits                     $62,568   $47,817   $73,420    $28,952    $294,221  $5,500    $29     $954,605
                               ==============================================================================



                            See accompanying notes

                    Intel Corporation 401(k) Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                            December 31, 1996

                              (In Thousands)


                                                          Participant-Directed Fund Information
                                ------------------------------------------------------------------------------------------
                                Fidelity           Fidelity
                                 Insti-   Scudder   Capital                 Vanguard     Fidelity
                                tutional   Fixed       &      Fidelity       Insti-      Growth &    Fidelity    Fidelity
                                  Cash    Income    Income     Puritan      tutional      Income     Magellan     Contra-
                                Portfolio  Fund      Fund        Fund      Index Fund   Portfolio      Fund         fund
                                ------------------------------------------------------------------------------------------

ASSETS
Investments in Master
  Trust, at fair value:
    Cash and cash equivalents   $     -   $ 2,524  $     -    $     -     $     -       $     -      $     -     $     -
    Shares of registered
      investment companies       89,886         -   11,425     13,297      55,526        46,147       52,719      49,866
    Loan participations and
      corporate bonds, notes,
      and certificates                -    23,464        -          -           -             -            -           -
    Guaranteed investment
      contracts                       -     7,227        -          -           -             -            -           -
    Equity securities                 -         -        -          -           -             -            -           -
    Participant loans
      receivable                      -         -        -          -           -             -            -           -
                                ----------------------------------------------------------------------------------------
                                 89,886    33,215   11,425     13,297      55,526        46,147       52,719      49,866

Employee receivables                  -         -        -          -           -             -            -           -
Interest and dividends
  receivable                        404       160        -          -           -             -            -           -
Receivable from broker for
  securities sold                     -         -        -          -           3             4            1           4
                                ----------------------------------------------------------------------------------------
Total assets                     90,290    33,375   11,425     13,297      55,529        46,151       52,720      49,870


LIABILITIES
Payable to brokers for
  securities purchased                -         -        -          -           -             -            -           -
                                ----------------------------------------------------------------------------------------
Total liabilities                     -         -        -          -           -             -            -           -
Net assets available for
  benefits                      $90,290   $33,375  $11,425    $13,297     $55,529       $46,151      $52,720     $49,870
                                ========================================================================================



                            See accompanying notes

                     Intel Corporation 401(k) Savings Plan

                Statement of Net Assets Available for Benefits,
                      With Fund Information (Continued)

                            December 31, 1996

                              (In Thousands)


                                            Participant-Directed Fund Information
                                -----------------------------------------------------------
                                                                American
                                Fidelity                          Funds
                                  Low-    Fidelity   Twentieth    Euro-
                                 Priced    Growth     Century    Pacific  Intel    Partici-
                                  Stock    Company     Ultra     Growth   Stock      pant
                                   Fund     Fund        Fund      Fund     Fund     Loans    Other    Total
                                ------------------------------------------------------------------------------

ASSETS
Investments in Master
  Trust, at fair value:
    Cash and cash equivalents   $     -   $     -    $     -    $     -   $    937  $    -   $ 306    $  3,767
    Shares of registered         37,726    42,497     60,462     21,558          -       -       -     481,109
      investment companies
    Loan participations and
      corporate bonds,
      notes, and                      -         -          -          -          -       -       -      23,464
      certificates
    Guaranteed investment
      contracts                       -         -          -          -          -       -       -       7,227
    Equity securities                 -         -          -          -    198,409       -       -     198,409
    Participant loans
      receivable                      -         -          -          -          -   5,335       -       5,335
                                ------------------------------------------------------------------------------
                                 37,726    42,497     60,462     21,558    199,346   5,335     306     719,311

Employee receivables                  -         -          -          -          -       -   2,970       2,970
Interest and dividends
  receivable                          -         -      3,629          -         10       -       3       4,206
Receivable from broker for
  securities sold                    13         4          -          1          -       -       -          30
                                ------------------------------------------------------------------------------
Total assets                     37,739    42,501     64,091     21,559    199,356   5,335   3,279     726,517

LIABILITIES
Payable to brokers for
  securities purchased                -         -          -          -        178       -       -         178
                                ------------------------------------------------------------------------------
Total liabilities                     -         -          -          -        178       -       -         178
Net assets available for
  benefits                      $37,739   $42,501    $64,091    $21,559   $199,178  $5,335  $3,279    $726,339
                                ==============================================================================



                           See accompanying notes

                   Intel Corporation 401(k) Savings Plan

        Statement of Changes in Net Assets Available for Benefits,
                           With Fund Information

                       Year ended December 31, 1997

                              (In Thousands)


                                                        Participant-Directed Fund Information
                                --------------------------------------------------------------------------------------------
                                Fidelity               Fidelity
                                 Insti-     Scudder    Capital              Vanguard    Fidelity
                                tutional     Fixed        &     Fidelity     Insti-     Growth &     Fidelity      Fidelity
                                  Cash      Income     Income   Puritan     tutional     Income      Magellan       Contra-
                                Portfolio     Fund       Fund     Fund      Index Fund   Portfolio      Fund          fund
                                --------------------------------------------------------------------------------------------
Additions to net assets
  attributed to:
    Investment income:
      Net realized and
        unrealized
        appreciation
        (depreciation) in fair
        value of interest in
        Master Trust             $    -     $   199    $  879   $1,710      $20,522     $12,120      $ 9,025       $ 5,829
      Interest and dividends      4,267       2,591       909    1,375        1,603       3,107        4,011         6,235
Employee contributions                -           -         -        -            -           -            -             -
                                -------------------------------------------------------------------------------------------
  Total additions                 4,267       2,790     1,788    3,085       22,125      15,227       13,036        12,064

Deductions from net assets
  attributed to:
    Benefits paid to
      participants and
      participant withdrawals       (24)          -         -        -           (1)          -            -            (1)
    Administrative fees               -           -         -        -            -           -            -             -
                                -------------------------------------------------------------------------------------------
  Total deductions                  (24)          -         -        -           (1)          -            -            (1)

Transfer of assets (to) the
  Intel Corporation Defined
  Benefit Plan                     (142)        (19)        -        -            -           -            -             -
Net transfers between funds     (17,460)        (50)    1,197    1,339       20,541       9,574       (3,846)        3,899
                                ------------------------------------------------------------------------------------------
  Net increase (decrease)       (13,311)      2,721     2,985    4,424       42,667      24,801        9,190        15,964
Net assets available for
  benefits:
    Beginning of year            90,290      33,375    11,425   13,297       55,529      46,151       52,720        49,870
                                ------------------------------------------------------------------------------------------

    End of year                 $76,979     $36,096   $14,410  $17,721      $98,196     $70,952      $61,910       $65,834
                                ==========================================================================================



                           See accompanying notes

                    Intel Corporation 401(k) Savings Plan

          Statement of Changes in Net Assets Available for Benefits,
                      With Fund Information(continued)

                        Year ended December 31, 1997

                               (In Thousands)


                                              Participant-Directed Fund Information
                                 ----------------------------------------------------------------
                                                                    American
                                 Fidelity                             Funds
                                   Low-      Fidelity   Twentieth     Euro-
                                  Price       Growth     Century     Pacific     Intel    Partici-
                                  Stock      Company     Ultra       Growth      Stock      pant
                                   Fund        Fund       Fund        Fund       Fund      Loans      Other      Total
                                 ---------------------------------------------------------------------------------------
Addition to net assets
  attributed to:
    Investment income:
      Net realized and
        unrealized
        appreciation
        (depreciation) in fair
        value of interest in
        Master Trust              $ 7,806     $ 2,962   $11,864     $ 1,294      $ 2,950  $    -      $      -   $ 77,160
      Interest and dividends        4,164       4,530     1,441         744          524     124            37     35,662
Employee contributions                  -           -         -           -            -       -       144,749    144,749
                                  ---------------------------------------------------------------------------------------
  Total additions                  11,970       7,492    13,305       2,038        3,474     124       144,786    257,571

Deductions from net assets
  attributed to:
    Benefits paid to
      participants and
      participant withdrawals           -          (1)        -           -        2,320       -        26,732     29,025
    Administrative fees                 -           -         -           -            -       -            94         94
                                  ---------------------------------------------------------------------------------------
  Total deductions                      -          (1)        -           -        2,320       -        26,826     29,119

Transfer of assets (to) the
  Intel Corporation Defined
  Benefit Plan                          -           -         -           -          (25)      -             -       (186)
Net transfers between funds        12,859      (2,177)   (3,976)      5,355       93,914      41      (121,210)         -
                                  ---------------------------------------------------------------------------------------
  Net increase (decrease)          24,829       5,316     9,329       7,393       95,043     165        (3,250)   228,266
Net assets available for
  benefits:
    Beginning of year              37,739      42,501    64,091      21,559      199,178   5,335         3,279    726,339
                                  ---------------------------------------------------------------------------------------
    End of year                   $62,568     $47,817   $73,420     $28,952     $294,221  $5,500        $   29   $954,605
                                  =======================================================================================




                           See accompanying notes

                    Intel Corporation 401(k) Savings Plan

                        Notes to Financial Statements

                            December 31, 1997


1. DESCRIPTION OF THE PLAN

The following description of the Intel Corporation 401(k) Savings Plan (the
Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all domestic employees of Intel Corporation (the Company or Intel). Employees are eligible to participate in the Plan, effective the first day of the calendar quarter following one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CREATION OF THE PLAN

The Intel Corporation Profit Sharing Retirement Plan (the Predecessor Plan), authorizing discretionary employer contributions, has historically included a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the Code). Effective January 1, 1996, the Predecessor Plan was divided into two components for purposes of ERISA: the Intel Corporation Profit Sharing Retirement Plan and the Intel Corporation 401(k) Savings Plan. The Intel Corporation 401(k) Savings Plan consists of participants' deferred accounts, employee accounts, PAYSOP accounts, and rollover accounts. The basic and discretionary Intel Corporation contribution accounts remain in the Intel Corporation Profit Sharing Retirement Plan.

CONTRIBUTIONS AND PARTICIPANT ACCOUNTS

Company Contributions
---------------------
Prior to 1987, the Company contributed shares of its common stock (PAYSOP contributions) based on a percentage of each participant's qualified compensation as defined in the Predecessor Plan. Participants may not transfer funds from the PAYSOP account to other investment options. Effective
January 1, 1987, the PAYSOP program was amended so that no further contributions would be made.

                     Intel Corporation 401(k) Savings Plan

1. DESCRIPTION OF THE PLAN (continued)

CONTRIBUTIONS AND PARTICIPANT ACCOUNTS (continued)

Company Contributions (continued)
---------------------------------
PAYSOP contributions (the Company's common stock) are held in a separate fund by Mellon Bank N.A. (the Trustee). For financial statement purposes, this fund has been combined with the Intel Stock Fund. The value of the PAYSOP shares in the Intel Stock Fund as of December 31, 1997 is approximately $65,003,000 (approximately $63,795,000 for 1996). For the year ended December 31, 1997, PAYSOP investment income was $3,381,000 and benefits paid were $1,827,000.

Participant Contributions
-------------------------
Participants are allowed to contribute from 1% to 10% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis (to a maximum amount of $9,500 in 1997). Such contributions are withheld by the Company from each participant's compensation and deposited in the appropriate fund in accordance with the participant's directives. Participants may change their investment elections on a monthly basis.

Participant contributions and the allocation of Company contributions and forfeitures to each participant in total for the Plan and the Intel Corporation Profit Sharing Retirement Plan are limited to the lesser of $30,000 or 25% of a participant's compensation.

Participant Accounts
--------------------
Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

     -  Monthly for participant contributions.

     - Daily for a pro rata share of gains or losses on the Plan's investments based on the ratio that each participant's account bears to the total of all such accounts.

                    Intel Corporation 401(k) Savings Plan

1. DESCRIPTION OF THE PLAN (continued)

VESTING

Participants are immediately 100% vested with respect to contributions to all accounts in the Plan as well as the related earnings from such contributions.

PAYMENT OF BENEFITS

Participants are eligible for a distribution of Plan benefits upon termination of service, financial hardship (as defined by the Plan), or death. Upon termination of service, the normal form of benefit is an annuity. However, a participant may elect, with spousal consent, to have benefits paid in a single lump sum. In the event of financial hardship or death, the benefits are usually paid in a single lump sum.

PARTICIPANT LOANS

All participants are permitted to obtain loans of up to 50% of their combined vested account balances of the Plan and the Intel Corporation Profit Sharing Retirement Plan up to a maximum of $50,000. The loan provisions are established and administered by the Sheltered Employee Retirement Plan (SERP) Administration Department. Loan accounts are maintained in a separate account by the Trustee.

The amounts borrowed by the participants are first withdrawn from the vested value of the Intel Corporation Profit Sharing Retirement Plan accounts until these funds are exhausted and then withdrawn from the accounts of the Plan. Repayments of loans are transferred to the participants' accounts in the Plan and Intel Corporation Profit Sharing Retirement Plan in the ratio in which such accounts provided funding for the loan.

Loan activity for 1997 included approximately $4,188,000 and $4,147,000 of loans made to and repayments from the Plan's participants, respectively. The corresponding amount outstanding at December 31, 1997 has been included in participant loans receivable.

                    Intel Corporation 401(k) Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in the Master Trust (see Note 4) are stated at the Plan's proportionate share of participation in the Master Trust, based upon the fair market value of Master Trust investments held at year end.

Investments in shares of registered investment companies, cash and cash equivalents, loan participations, corporate bonds, notes and certificates, and participant loans receivable are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Participant loans receivable are valued at the outstanding principal balance which approximates fair value.

Investments not traded in an active market are stated at fair value, computed using pricing models at current rates. Investment income includes the gain
(loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair market value of investments held by the Plan, which is the difference between the fair value of investments at the beginning of the year and the end of the year.

The Master Trust holds wrapper contracts specifically allocated to the Plan in order to manage market risks and to alter the return characteristics of underlying securities to match certain Fixed Income Fund objectives (see Note
5). Wrapper contracts with insurance companies are stated at fair market value as of the last day of the year and are netted against the fair value of the related underlying investment.

Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued monthly; dividends are accrued when declared.

                    Intel Corporation 401(k) Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INVESTMENT VALUATION AND INCOME RECOGNITION (continued)

Guaranteed investment contracts are entered into with insurance companies. The contracts, which are unallocated in nature, are valued at contract value, which approximates fair value, as reported to the Plan by the respective insurance companies. Contract value represents contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

CONTRIBUTIONS

Participant contributions are accrued by the Plan when the deferrals are made from the participants' salaries.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     Intel Corporation 401(k) Savings Plan

3. INVESTMENTS

INVESTMENT OPTIONS

During 1997, participants had the option to direct the investment of their voluntary contributions to the Plan in increments of 10% among the following investment funds:

Fidelity Institutional Cash Portfolio
------------------------------------- - This mutual fund invests in high-quality, short-term money market securities of U.S. issuers. The objective of the fund is to preserve a participant's investment, maintain a stable price, and provide current income.

Scudder Fixed Income Fund
------------------------- - The objective of this fund is to provide participants with a stable fixed-rate return of investment and protection of principal from changes in market interest rates. This fund invests in guaranteed investment contracts with insurance companies and approved financial institutions and other debt instruments with similar characteristics.

Fidelity Capital & Income Fund
------------------------------ - This mutual fund invests primarily in higher yielding, lower quality debt securities.

Fidelity Puritan Fund
--------------------- - This mutual fund invests in securities of U.S. and foreign issuers, including those in emerging markets. The securities include bonds of any quality, common stocks, and preferred stocks.

Vanguard Institutional Index Fund
--------------------------------- - This mutual fund seeks to replicate the overall market performance as measured by the Standard & Poor's 500 Index (S&P 500 Index). This fund holds the same 500 stocks that are included in the S&P 500 Index.

Fidelity Growth & Income Portfolio
---------------------------------- - This mutual fund invests primarily in
U.S. and foreign stocks, focusing on those that pay current dividends.

Fidelity Magellan Fund
---------------------- - This mutual fund invests primarily in common stocks of small, medium, and large foreign and U.S. companies. Investments are broadly diversified across many different types and sizes of companies and industries.

                     Intel Corporation 401(k) Savings Plan

3. INVESTMENTS (continued)

INVESTMENT OPTIONS (continued)

Fidelity Contrafund
------------------- - The objective of this mutual fund is to increase the value of the participant's investment by investing in common stocks that are currently out of public favor.

Fidelity Low-Priced Stock Fund
------------------------------ - This mutual fund invests primarily in undervalued stocks of smaller, less well-known companies that have potential for significant growth or stocks of companies that are out of favor with other investors.

Fidelity Growth Company Fund
---------------------------- - This mutual fund invests primarily in stocks of companies with earnings or revenues that indicate the potential for above-average growth.

Twentieth Century Ultra Fund
---------------------------- - This mutual fund invests primarily in common stocks of small- and mid-sized companies whose earnings and revenues are accelerating. Investments are broadly diversified across many different types and sizes of companies and industries.

American Funds EuroPacific Growth Fund
-------------------------------------- - This mutual fund invests primarily in stocks of companies whose principal business activities are outside the U.S. Usually, at least 65% of the fund's total assets will be invested in securities of issuers from Europe or the Pacific Basin. The fund can invest in many types of companies, ranging from large multinational corporations located in major world markets to smaller companies located in emerging markets.

Intel Stock Fund
---------------- - This fund provides participants the option to have their voluntary 401(k) contributions invested solely in Intel common stock. Transactions within this fund qualify as party-in-interest transactions.

                    Intel Corporation 401(k) Savings Plan

3. INVESTMENTS (continued)

GUARANTEED INVESTMENT CONTRACTS

The Plan holds guaranteed investment contracts with insurance companies in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. As of December 31, 1997, the Master Trust held guaranteed investment contracts in the amount of $4,607,000 with insurance companies that have Standard & Poor's ratings of AA or better at the time of purchase. No more than approximately $2,741,000 of the guaranteed investment contracts is with any one insurance company.

As of December 31, 1996, the Master Trust held a guaranteed investment contract of approximately $3,257,000 with Confederation Life Insurance Company (Confederation Life). In August 1994, Canadian regulators seized the assets of Confederation Life due to concerns over the quality of the investment portfolio. A trustee was appointed until a realization of the Company's assets was completed. As of August 1994, the Confederation Life portion of each participant's account had been segregated into a separate account. The Master Trust made the election for the Scudder Fixed Income Fund to receive a total recovery of principal and interest estimated to be 119% of the asset contract value. As of December 31, 1997, there was no significant remaining Master Trust amount related to this guaranteed investment contract.

4. INTEREST IN THE MASTER TRUST

All of the investments of the Plan are held in the Master Trust which consists of the assets of the Plan, the Intel Corporation Profit Sharing Retirement Plan, the Intel Corporation Defined Benefit Pension Plan, the Intel Puerto Rico Profit Sharing Plan, the Intel Puerto Rico Retirement Savings Plan, and the Intel Puerto Rico Defined Benefit Pension Plan. Each plan shares in the assets and earnings of the Master Trust in proportion to its respective interests in the Master Trust. The Trustee holds all investments of the Master Trust. Assets within mutual funds are managed by the respective mutual fund managers. Scudder, Stevens & Clark has discretionary authority for the purchase and sale of investments in the Fixed Income Fund, subject to the general investment policies of the Investment Policy Committee of the Plan.

                    Intel Corporation 401(k) Savings Plan

4. INTEREST IN THE MASTER TRUST (continued)

The following is a summary of the assets and liabilities of the Master Trust and the interest of the Plan in the Master Trust as of December 31:

                                                1997                1996
                                            ----------------------------------
                                            (In thousands, except percentages)

Total assets                                $2,797,183          $1,973,427
Total liabilities                           $    2,178          $    5,095
Increase in net trust assets for the years
  then ended                                $  826,673          $  575,277
Ownership percentage of the Plan                   34%                 36%


5. WRAPPER CONTRACTS

The Master Trust holds wrapper contracts in order to manage market risks and to alter the return characteristics of underlying securities to match certain Fixed Income Fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. Guaranteed investment contracts provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal because of a participant's retirement, disability, death, or participant-directed transfers, in accordance with the terms of the Plan. As of December 31, 1997 and 1996, the Master Trust held wrapper contracts with a notional amount of $26,444,000 and $24,785,000 with a fair value of approximately ($113,000) and $30,346, respectively.

6. CONCENTRATION OF CREDIT RISK

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial markets. The Plan's exposure to credit risk on the wrapper contracts in the Scudder Fixed Income Fund is limited to the fair value of the contracts with each counterparty.

                     Intel Corporation 401(k) Savings Plan

7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND THE FORM 5500

The following is a reconciliation of net assets available for benefits per the statement of net assets available for benefits to the Form 5500 as of December 31:

                                                 1997                1996
                                              --------------------------------
                                                         (In Thousands)
Net assets available for benefits per the
  financial statements                        $ 954,605           $ 726,339
Amounts allocated to withdrawing
  participants                                   (2,981)             (2,748)
                                              --------------------------------
Net assets available for benefits per the
  Form 5500                                   $ 951,624           $ 723,591
                                              ================================


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the statement of changes in net assets available for benefits to the Form 5500:

                                                              1997
                                                         --------------
                                                         (In Thousands)
Benefits paid to participants per the
  financial statements                                   $    29,025
Amounts allocated on the Form 5500 to
  withdrawn participants at
  December 31, 1997                                            2,981
Amounts allocated on the Form 5500 to
  withdrawn participants at
  December 31, 1996                                           (2,748)
                                                         --------------
Benefits paid to participants per the
  Form 5500                                              $    29,258
                                                         ==============

                     Intel Corporation 401(k) Savings Plan

8. INCOME TAX STATUS

The IRS has informed the Company by a letter, dated September 6, 1994, that the Predecessor Plan is qualified and the trust established under the Predecessor Plan is tax exempt under the appropriate sections of the Code. The Predecessor Plan has been amended to segregate the 401(k) savings component to a separate plan since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

9. PLAN TERMINATION

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will remain 100% vested in their accounts.

10. YEAR 2000 COMPLIANCE (Unaudited)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The Company plans to have internal applications relevant to the Plan year 2000 compliant prior to June 30, 1999. The
Company's plan also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Company requested action plans and implementation schedules that will accommodate year 2000 compliance from the administrator and the Trustee of the Plan. The Company has been informed that the administrator and the Trustee expect implementation and testing of action plans to be complete prior to March 31, 1999. The Company does not expect the year 2000 projects discussed above to have a significant effect on plan operations.

                                  SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        INTEL CORPORATION 401(K) SAVINGS PLAN
                                               (Full Title of the Plan)



Date:  June 23, 1998                  By: /s/  Andy D. Bryant
                                          ----------------------------------
                                          Andy D. Bryant
                                          Vice President and Chief Financial
                                          Officer of Intel Corporation,
                                          Plan Administrator